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                                                                    EXHIBIT 99.1

                  AMENDED CAUTIONARY STATEMENT FOR PURPOSES OF
                       THE "SAFE HARBOR" PROVISIONS OF THE
                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

From time to time, Simon Worldwide, Inc. ("Simon Worldwide" or the "Company") may provide forward looking information such as forecasts of expected future performance or statements about Simon Worldwide's plans and objectives. This information may be contained in filings with the Securities and Exchange Commission, press releases or oral statements by the officers of Simon Worldwide. Simon Worldwide desires to take advantage of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is including this Exhibit 99.1 in this Form 10-K in order to do so.

Simon Worldwide wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, Simon Worldwide's actual results and could cause Simon Worldwide's actual consolidated results for Simon Worldwide's current year and beyond to differ materially from those expressed in any forward-looking statements made by or on behalf of Simon Worldwide.

UNCERTAIN OUTLOOK

The Company no longer has any operating business. As a result of this fact, together with the stockholders' deficit and the pending legal matters, the Company's Registered Public Accounting firm has expressed substantial doubt about the Company's ability to continue as a going concern. The Board of Directors continues to consider various alternative courses of action for the Company going forward, including possibly acquiring or combining with one or more operating businesses. The Board of Directors has reviewed and analyzed a number of proposed transactions and will continue to do so until it can determine a course of action going forward to best benefit all shareholders, including the holder of the Company's outstanding preferred stock described below. The Company cannot predict when the Directors will have developed a proposed course of action or whether any such course of action will be successful.

No assurances can be made that the holders of our capital stock will receive any distributions if the Company is wound up and liquidated or sold. The outstanding preferred stock has a liquidation preference over the common stock of approximately $30 million. Also, upon a change of control of the Company, the holder of the outstanding preferred stock can cause the Company to redeem the preferred stock for 101% of the liquidation preference.

PENDING LITIGATION

Although significant litigation, including the litigation with McDonald's and related entities, was settled during the third quarter of 2004, other material litigation against the Company is still pending, specifically, a case in Canada which arose out of the same events which resulted in the McDonald's litigation. In addition to the ongoing legal costs associated with the defense of this case and any future cases which may be brought against the Company by persons who opted out of the McDonald's settlement or others, any significant adverse judgment would have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL

We are dependent on several key personnel, including our Directors. In light of our uncertain outlook, there is no assurance that our key personnel can be retained. The loss of the services of our key personnel would harm the Company.

INVESTMENTS

The Company has made strategic and venture investments in a portfolio of privately held companies. These investments were in technology and Internet-related companies that were at varying stages of development, and were intended to provide the Company with an expanded technology and Internet presence, to enhance the Company's position at the leading edge of e-business and to provide venture investment returns. The companies in which the Company has invested are subject to all the risks inherent in technology and the Internet. In addition, these companies are subject to the valuation volatility associated with the investment community and the capital markets. The carrying value of the Company's investments in these companies is subject to the aforementioned risks. Periodically, the Company performs a review of the carrying value of all its investments in these companies, and considers such factors as current results, trends and future prospects, capital market

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conditions and other economic factors. The carrying value of the Company's investment portfolio totaled $500,000 as of December 31, 2004 2003, and was accounted for under the cost method. While the Company will continue to periodically evaluate its investments, there can be no assurance that its investment strategy will be successful, and thus the Company might not ever realize any benefits from its portfolio of investments.

At December 31, 2004, the Company held an investment in Yucaipa AEC Associates, LLC ("Yucaipa AEC Associates"), a limited liability company that is controlled by Yucaipa, which also controls the holder of the Company's outstanding preferred stock. Yucaipa AEC Associates in turn held an investment in Alliance Entertainment Corp. ("Alliance") which is a home entertainment product distribution, fulfillment, and infrastructure company providing both brick-and-mortar and e-commerce home entertainment retailers with complete business-to-business solutions. At December 31, 2001, the
Company's investment in Yucaipa AEC Associates had a carrying value of $10.0 million. In June 2002, certain events occurred which indicated an impairment and the Company recorded a pre-tax non-cash charge of $10.0 million to write down this investment in June 2002.

The Emerging Issues Task Force ("EITF") of the FASB, issued EITF 03-16, "Accounting for Investments in Limited Liability Companies," which required the Company to change its method of accounting for its investment in Yucaipa AEC Associates from the cost method to the equity method for periods ending after July 1, 2004. The adjustment related to the cumulative effect of this change in accounting principle which is equal to the Company's pro rata share of Yucaipa AEC Associates' gains and losses since making the original investment is immaterial.

On February 28, 2005, Alliance, whose stock was privately held, merged with Source Interlink Companies, Inc. ("Source"), a direct-to-retail magazine distribution and fulfillment company in North America and a provider of magazine information and front-end management services for retailers whose stock is publicly traded on the NASDAQ National Market, As a result of this merger, the former equity holders of Alliance hold 50% of the fully diluted capitalization of Source.

Inasmuch as Source is a publicly traded company, the Company's pro rata investment in Yucaipa AEC Associates which holds the shares in Source was valued at $11.8 million as of March 21, 2005, which does not reflect any discount for illiquidity. The Company has no power to dispose of or liquidate its shares in Yucaipa AEC Associates or its indirect interest in Source which power is held by Yucaipa AEC Associates. Furthermore, in the event of a sale or liquidation of the Source shares by Yucaipa AEC Associates, the amount and timing of any distribution of the proceeds of such sale or liquidation to the Company is discretionary with Yucaipa AEC Associates.